UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-01511

FEDERAL-MOGUL CORPORATION

(Exact name of registrant as specified in its charter)

26555 Northwestern Highway

Southfield, Michigan 48034

(248) 354-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

Preferred Share Purchase Rights

Rights to Purchase Series F Junior Participating Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value: None

Preferred Share Purchase Rights: None

Rights to Purchase Series F Junior Participating Preferred Stock: None

EXPLANATORY NOTE

This Form 15 is being filed with respect to the Common Stock, no par value (“Common Stock”), Preferred Share Purchase Rights and Rights to Purchase Series F Junior Participating Preferred Stock of Federal-Mogul Corporation, a Michigan corporation (“Old Federal-Mogul”), which was the predecessor company to Federal-Mogul Corporation, a Delaware corporation (“New Federal-Mogul”) . On December 27, 2007, pursuant to the Fourth Amended Joint Plan of Reorganization of Old Federal-Mogul, Old Federal-Mogul merged with and into New Federal-Mogul (the “Merger”), with New Federal-Mogul surviving the Merger. Accordingly, at the effective time of the Merger on December 27, 2007, all of the capital stock of Old Federal-Mogul was cancelled and not held by any holders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Federal-Mogul Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 19, 2010	By:	/s/ Robert L. Katz
		Name:	Robert L. Katz
		Title:	Senior Vice President, General Counsel and Secretary